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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
                              --------------------
                                 (CUSIP Number)

                  Jeffrey T. Stevenson c/o VS&A Communications
                               Partners III, L.P.
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 935-4990
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Bertram A. Abrams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                               September 21, 1999
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 2 of 4 Pages

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                                 Amendment No. 1
                                       to
                            Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                    under the
                   Securities Exchange Act of 1934, as Amended


The undersigned hereby amend Item 4 of the Statement on Schedule 13D filed on their behalf, for the event dated August 31, 1999, with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D.

Item 4.      Purpose of Transaction
             ----------------------

Item 4 is amended by adding the following after the last sentence of the second paragraph of Item 4:

Prior to 5:00 P.M.  Eastern  Daylight  Savings Time on September 21, 1999, VS&A
delivered a letter to the Company  pursuant to which VS&A agreed to  defer   the
expiration time of the Offer until 5:00 p.m. Eastern Daylight Savings Time   on
October 1, 1999. If a definitive merger agreement has not   been   executed  by
that time, the Offer will be considered withdrawn without further action. None of the other terms of the Offer were changed.


Item 7.     Material to be Filed as Exhibits
            --------------------------------

Exhibit 1. Offer extension letter, dated September 21, 1999, to the Board of Directors of GP Strategies Corporation from VS&A Communications Partners III, L.P.


                                Page 3 of 4 Pages

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                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned each certify that the information set forth in this statement is true, complete and correct.

            Signature                                               Date
            ---------                                               ----

VS&A COMMUNICATIONS PARTNERS, III L.P.
 By:  VS&A Equities III, L.L.C,
      its general partner


      By:                 *                                   September 24, 1999
          -------------------------------------
            Jeffrey T. Stevenson, President and
            Senior Managing Member

VS&A EQUITIES III, L.L.C.


      By:                 *                                   September 24, 1999
          -------------------------------------
            Jeffrey T. Stevenson, President and
            Senior Managing Member


        *                                                     September 24, 1999
------------------------
John J. Veronis


        *                                                     September 24, 1999
-----------------------
John S. Suhler


/s/ S. Gerard Benford                                         September 24, 1999
-----------------------
S. Gerard Benford


        *                                                     September 24, 1999
-----------------------
Jeffrey T. Stevenson


        *                                                     September 24, 1999
-----------------------
Martin I. Visconti


*By: /s/ S. Gerard Benford
     -------------------------------------
     S. Gerard Benford, Attorney-in-Fact                      September 24, 1999

                                Page 4 of 4 Pages
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